VEON closes the sale of its Russia operations, completes its exit from Russia Amsterdam, 09 October 2023, 15:15 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (the “Company”), today announces that it has completed its exit from Russia with the closing of the sale of its Russian operations to a group of senior members of the PJSC VimpelCom management team, led by VimpelCom CEO Alexander Torbakhov. As previously announced, the transaction does not provide for any buy-back arrangements and signifies a complete exit from the Russian market for VEON – a company that serves six exciting and high-potential emerging markets, delivering higher growth and operating with a lower leverage and ample liquidity. VEON Group CEO Kaan Terzioglu commented: “The closing of the sale and the completion of our exit from Russia allow us to fully focus our energy on the way forward, meeting the growing demand in our markets – Pakistan, Ukraine, Bangladesh, Kazakhstan, Uzbekistan and Kyrgyzstan – with our digital operator strategy. I am pleased to note that we are now in a much stronger position to deliver our strategic priorities. We would like to thank all our stakeholders and regulatory bodies, including U.S. Treasury, who have supported our Company through this process.” About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s strategy. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information VEON Hande Asik Group Director of Communication pr@veon.com VEON Faisal Ghori Group Director of Investor Relations ir@veon.com TUVA Partners Julian Tanner julian.tanner@tuvapartners.com